82-316

N E W S R E L E A S E

GREAT QUEST
METALS LTD.

02028312

SUPPL

02 APR -9 AM 9:17

March 22, 2002 News Release
Page Two

One east-west line of 6 pits was dug across the Zambaye 1 dyke at 10 metre intervals. It must be kept in mind that because of the extensive areas of orpaillage along the Zambaye 1 dyke, it is difficult to find a good area for exploratory pits. The results from P1, 22 metres east of the dyke included 97 ppb gold from 0 to 1.2 in depth, 23 ppb gold from 1.2 to 5.0 metres and 551 from 5.0 to 7.7 metres. At 7.7 metres, assays from three 6 m wide quartz veins averaged 4,244 ppb gold. An assay of rock at a 10 metre depth gave 1,460 ppb. A sample from 0.8 to 7.5 metres in P-6, 22 metres west of the dyke, assayed 3,250 ppb gold. Two samples from 0.6 to 8.5 metres in P3 just east of the dyke averaged 421 ppb. Samples from the other pits were not significant.

Company management is very satisfied with the results because, even though a small percentage of the concession was sampled, the combination of the soil sampling results, location of orpaillage or hand dug pits and geology defines some very important drill targets. Drill targets have now been defined on the Bourdala concession, the Baroya concession and the Kenieba concession.

In further news, the Gold Dust Property in Alaska has been abandoned. This was the property that was optioned by Newmont in 1999 and dropped in 2000. The Company instead will be concentrating its efforts in Mali. The first program for the year 2002 on the Bourdala concessions will start in a few weeks. It is expected that this will be the last program before the initial drilling is performed in that area.

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

P

"Signed"
Willis W. Osborne
President

dlw 4/9

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

N E W S R E L E A S E

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

March 22, 2002
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Announces Results on Kenieba Concession

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd., is pleased to announce the results from the Company's first program on the 32 sq km Kenieba concession, located in western Mali, West Africa. During the program, soil sampling and geological mapping were completed over 1 sq km with a 50 m sample-spacing on east-west lines, 100 m apart. The area covers the Zambaye 1 dyke, but not the Zambaye 2 dyke further to the west. Associated in and around these north-south dykes are stockworks of quartz veins, many of which are gold bearing, with coincident orpaillage, or hand dug pits, to recover gold. A third dyke (the Zambaye 3) with numerous, associated quartz veins was discovered east of the Zambaye 1 dyke during the program. This dyke was traced for 600 metres and will be sampled in future programs.

The north-south Zambaye 3 dyke is crossed by a zone of anomalous soil that extends 655 m in a northeasterly direction and averages 220 ppb gold (In determining the average, the highest value from each line is taken). The area of anomalous soils appears to swing north along what is most likely the northern extension of the Zambaye 3 dyke. This would add another 500 m of 269 ppb gold. A second northeasterly zone of anomalous soil also crosses the Zambaye 3 dyke. It extends for 224 m and is defined by two values of 182 and 2001 ppb gold. The Zambaye 1 dyke is covered by a zone of anomalous soil, which extends 970 m with an average value of 235 ppb gold. All of the above zones are open in two directions

Interestingly, there is a zone of anomalous soil that extends west from the Zambaye 1 dyke. Starting from the east side of the Zambaye 1 dyke, this zone extends 700 m and averages 440 ppb gold. At the western end of this zone it appears to swing north. Over three other areas of soil anomalous in gold were discovered, but an extension of the grid and sampling is needed to adequately define these. There is evidence that a fourth dyke may occur between the Zambaye 1 and 2 dykes.

. . ./2

GREAT QUEST
METALS LTD.

March 22, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on March 22, 2002. This release was sent to the Canadian Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com